Exhibit 21.1

Subsidiaries of MGM Growth Properties LLC

Listed below are the majority-owned subsidiaries of MGM Growth Properties LLC as of December 31, 2018.

Subsidiary	Jurisdiction of Incorporation

MGM Growth Properties OP GP LLC	Delaware
MGM Growth Properties Operating Partnership LP	Delaware
MGP OH, Inc.	Delaware
Northfield Park Associates LLC	Ohio
Cedar Downs OTB, LLC	Ohio
MGP Finance Co-Issuer Inc.	Delaware
MGP Lessor Holdings, LLC	Delaware
MGP Lessor, LLC	Delaware